TITAN MACHINERY INC.
CLAWBACK POLICY

The Board of Directors (the “Board”) of Titan Machinery Inc. (the “Company”) has adopted this Clawback Policy (the “Policy”) for the recoupment of certain executive compensation in the event of an Accounting Restatement resulting from material noncompliance with financial reporting requirements under federal securities laws. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended, and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed (the “Applicable Laws”) and shall be interpreted and applied in compliance therewith.

1.    Persons Subject to this Policy. This Policy applies to the Company’s current and former executive officers that are or were designated as an “officer” of the Company in accordance with 17 C.F.R. 240.16a-1(f) as determined by the Board in accordance with Applicable Laws (“Covered Executives”).

2.    Administration. The independent directors of the Board shall interpret, construe, and administer this Policy and make all determinations necessary, appropriate, or advisable for the administration of this Policy, unless otherwise delegated to the Board’s Compensation Committee. The Board’s determinations shall be final and binding on all affected individuals.

3.    Effective Date. This Policy is adopted by the Board as of September 7, 2023, (the “Effective Date”).

4.    Definitions.

(a)“Accounting Restatement” means an accounting restatement of any of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement).

(b)“Applicable Period” means the three completed fiscal years preceding the earlier of: (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement, and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(c)“Financial Reporting Measure” means any measures that are determined and presented in accordance with the accounting principles used to prepare the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return (TSR) are also financial reporting measures.

(d)“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

    (d)    “Received” – Incentive-Based Compensation is deemed “Received” in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period

    (e)    “Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received after the Effective Date by a person: (i) after beginning service as a Covered Executive; (ii) who served as a Covered Executive at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company had a class of securities listed on a national securities exchange or national securities association; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Reporting Measures, as reflected in the Accounting Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received.

5.    Recovery of Excess Incentive-Based Compensation Upon an Accounting Restatement. In the event of an Accounting Restatement, the Company will recover all Recoverable Compensation reasonably promptly from each Covered Executive.

6.    Method of Recovery. The Board shall determine, in its sole discretion, the method for recovery of the excess Incentive-Based Compensation. The Board will recover any excess Incentive-Based Compensation unless such recovery would be impracticable as determined by the independent Board members in accordance with the Applicable Laws.

7.    No Indemnification. The Company shall not indemnify or agree to indemnify any Covered Executive against the loss of Incentive-Based Compensation under this Policy nor shall the Company pay or agree to purchase any insurance premium to cover the loss of such Incentive-Based Compensation.

8.    Successors. The Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

9.    Amendments. The Board may amend, modify, or revise this Policy at any time in its sole discretion, and may adopt such rules and procedures that it deems necessary and appropriate to implement this Policy or to comply with the Applicable Laws.

Approved by Board of Directors: September 7, 2023